UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-3215

JOHNSON & JOHNSON
RETIREMENT SAVINGS PLAN
(Full title of the Plan)
JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION
Item 4. Financial Statements and Exhibits
Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.
     Report of Independent Registered Public Accounting Firm
     Financial Statements:
          Statements of Net Assets Available for Benefits
          Statement of Changes in Net Assets Available for Benefits
     Notes to Financial Statements
     Supplemental Schedule*:
          Schedule H, line 4i – Schedule of Assets (Held at End of Year)

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.
Exhibits:
23.	Consent of PricewaterhouseCoopers LLP, dated June 28, 2007

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
                                                                          JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN

By:	/s/ Kaye Foster-Cheek
K. Foster-Cheek
Chairman, Pension Committee

June 28, 2007

JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2006 AND 2005

Johnson & Johnson
Retirement Savings Plan
Index to Financial Statements
December 31, 2006 and 2005

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 10

Supplemental Schedule*:

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	11

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants, the Pension Committee and the
Compensation & Benefits Committee of the
Johnson & Johnson Retirement Savings Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Retirement Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan changed the manner in which it reports fully benefit-responsive investment contracts.
/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 22, 2007

Johnson & Johnson
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$159,906,146	$138,858,046

Total investments	159,906,146	138,858,046

Receivables
Employee contributions	392,437	365,587
Employer contributions	152,592	129,059

Total receivables	545,029	494,646

Total assets	160,451,175	139,352,692

Liabilities
Accrued expenses	15,904	39,922

Total liabilitites	15,904	39,922

Net assets available for benefits, at fair value	160,435,271	139,312,770

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	25,803	24,871

Net assests available for benefits	$160,461,074	$139,337,641

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2006

Additions to net assets attributed to
Investment income
Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income	$17,562,491

Contributions
Employee contributions	15,503,918
Employer contributions	5,645,862

Total additions	38,712,271

Deductions from net assets attributed to
Benefits paid to participants	17,184,699
Administrative expenses	404,139

Total deductions	17,588,838

Net increase	21,123,433

Net assets available for benefits
Beginning of year	139,337,641

End of year	$160,461,074

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Notes to Financial Statements
1.	Description of Plan

General

The Johnson & Johnson Retirement Savings Plan (the “Plan”) is a defined contribution plan which was established on March 1, 1990 for eligible employees of certain participating subsidiaries of Johnson & Johnson (“J&J” or the “Company”) located in Puerto Rico which have adopted the Plan. The Plan was designed to provide eligible employees with an opportunity to strengthen their financial security at retirement by providing an incentive to save and invest regularly. The funding of the Plan is made through employee and Company contributions. Beginning January 1, 2003, assets of the Plan are maintained in the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share in the Trust.

State Street Bank and Trust Company (“State Street” or “Trustee”) serves as trustee, agent, and custodian of the Plan for purposes of investment of the assets of the Trust, maintained by Banco Popular de Puerto Rico. As such, State Street performs certain services for the Plan, including the execution of certain participant directed investments, which are commingled for investment purposes only with assets of other tax-qualified plans maintained by J&J.

This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

Contributions

In general, salaried and hourly employees of participating J&J companies who are Puerto Rico residents can contribute to the Plan immediately, as there is no service requirement for employee contributions.

Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Participating employees may contribute a minimum of 3% up to a maximum of 10% pre-tax and/or a minimum of 1% up to a maximum of 10% post-tax of their base salary. Annual pre-tax contributions may not individually exceed $8,000 in 2006 under Puerto Rico law. All employee contributions are invested in any of the investment funds offered by the Plan at the direction of the participating employees.

After one year of service, the Company contributes to the Plan an amount equal to 75% of the participant’s pre-tax contributions up to 6% of their base salary into the Johnson & Johnson Stock Fund. Participants have the option to elect that the Company matching contribution be invested in the current investment fund mix chosen by the participant.

Investment

Participants may invest in one or more of the nine investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee and Company matching contributions, if elected. Rollover contributions are invested at the election of the participant.

All dividend and interest income is reinvested by the Trustee.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Notes to Financial Statements
Vesting

A participant’s account in the Plan, including participant contributions, Company contributions and earnings thereon, is always fully vested. As a result, there are no forfeitures under the Plan.

Payment of Benefits

Benefits are paid to participants upon termination of employment or retirement. Participants can elect to defer payment if account balances are greater than $5,000. Distributions are paid either in a lump sum payment, or installment payments made on a monthly, quarterly or annual basis. Installment payments are made over a period of years selected by the participant.

A participant’s account may be distributed to their beneficiaries in lump sum or in installments upon the participant’s death.

Participants are allowed to withdraw their post-tax contributions and earnings thereon one time per calendar year. Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions. The benefits to which participants are entitled are the amounts provided by contributions and investment earnings thereon, including realized and unrealized gains and losses which have been allocated to the participant’s account balance. Participants have the option of receiving part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

Administrative Expenses

All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that participants would receive the respective value in their account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition of the Trust

The Plan’s interest in the Trust is stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities not traded on a national securities exchange are valued using external pricing vendors.

As the investment funds contain various underlying assets such as stock and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by State Street, based on the current market value of the underlying assets of the funds. Each fund’s net asset value is the value of a single unit, which is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities,
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Notes to Financial Statements
then dividing the result by the number of units outstanding.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation)

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan’s interest in the net appreciation (depreciation) of the fair value of investments held in the Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

Payment of Benefits

Benefits are recorded when paid.

Derivatives

The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar. To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust may enter into forward foreign exchange contracts. Forward foreign exchange contracts qualify as a derivative under Statement of Financial Accounting Standard, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available For Benefits. The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. Accordingly the Trust does not anticipate losses for nonperformance. The Trust does not require collateral or other security to support forward foreign exchange contracts. The Trust accounts for forward foreign exchange contracts at fair value. The Trust has forward exchange contracts outstanding at December 31, 2006 and 2005 in various currencies. At December 31, 2006 and 2005, the notional amount outstanding for these contracts in the Trust was $3,162,281 and $15,175,043, respectively, and the net currency (loss)/gain recognized during 2006 and 2005 by the Trust was ($94,770) and ($155,355), respectively. The Trust holds no other material derivative financial instruments at December 31, 2006 and 2005.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in funds which can invest in equity and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Notes to Financial Statements
Reporting of Fully Benefit-Responsive Investment Contracts

On December 29, 2005, the Financial Accounting Standards Board (“FASB”) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which became effective for the Plan on December 31, 2006. The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Prior year balances have been revised accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

3.	Investments in Plan Trust

Effective January 1, 2003, the assets of the Plan are maintained in the Johnson & Johnson Pension and Savings Plans Master Trust. The Plan holds approximately 1.19% and 1.16%, respectively of the Trust’s net assets as of December 31, 2006 and 2005. The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan assets.

Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.

The following table represents the total value of investments in the Trust:

	As of December 31,
	2006	2005
Investments at fair value
Short term investment funds	$538,645,020	$525,961,309
U.S. Government and Agency securities	1,086,336,359	1,203,887,637
Corporate debt	489,780,887	384,540,272
Preferred stock	11,726,687	12,642,943
Commons stock	8,535,090,404	7,248,778,441
Equities and other	1,866,018,076	1,718,940,364
Deposits in group annuity contracts and synthetic GICs	1,063,517,625	1,033,318,956

Total Trust investments at fair value	13,591,115,058	12,128,069,922

Receivables	105,521,725	91,846,840
Liabilities	(308,776,008)	(273,456,135)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,133,018	3,809,099

Net assets held in the Trust	$13,391,993,793	$11,950,269,726

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Notes to Financial Statements
The net investment income of the Johnson & Johnson Pension and Savings Plans Master Trust was composed of the following:

For the
Year Ended
December 31,
2006
Net appreciation/(depreciation) in fair value of investments
Short term investment funds	$7,521,992
U.S. Government and Agency securities	(20,490,083)
Corporate debt	12,121,276
Preferred stock	19,904,398
Common stock	841,356,587
Equities and other	322,188,937

1,182,603,107

Interest	176,146,904
Dividends	196,561,170

Net investment income	$1,555,311,181

4.	Guaranteed and Synthetic Investment Contracts

The Trust holds investments in traditional and synthetic guaranteed investment contracts (GICs). The weighted average insurance financial strength rating of the insurers for these contracts is AA. These investments are recorded at their fair values. The traditional GICs’ contract value represents contributions made under the contract and reinvested income, less any withdrawals. The synthetic GICs are recorded at the wrapper contract value, which represents the value of the underlying assets owned by the Trust plus the amount designed to smooth the impact of normal market fluctuations on those assets. Both the traditional and synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company which are backed by the general account of that insurer. The contract value of the traditional GICs was $690,625,785 and $677,597,725 at December 31, 2006 and 2005, respectively. The fair value of the traditional GICs, as determined by using discounted cash flows, was $685,036,934 and $671,345,300 December 31, 2006 and 2005, respectively.

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust. The portfolio of assets, overall of AA+ credit quality, underlying the synthetic GIC includes mortgages, corporates, and United States Treasury Notes and Bonds. The contract value of the synthetic GIC was $377,024,858 and $359,530,330 at December 31, 2006 and 2005, respectively. The fair value of the synthetic GICs, as determined by using discounted cash flows, was $378,480,691 and $361,973,656 at December 31, 2006
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Notes to Financial Statements
and 2005, respectively.

The crediting interest rates for the synthetic GIC is calculated on a quarterly basis using the contract value, and the market value, yield and duration of the underlying securities, and cannot be less than zero. The crediting interest rates for the traditional GICs are agreed to in advance with the issuer. The crediting interest rate for the contracts at December 31, 2006 and 2005 was 4.53% and 4.37%, respectively. Effective April 2007, the crediting rate is calculated on a monthly basis, and no longer on a quarterly basis. In the event of extreme changes in interest rates, the crediting rate may be adjusted to reflect current market condition

Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair market value bond strategies underlying the synthetic GIC contract; default or credit failures of any of the securities, investment contracts, or other investments held in the Plan; the initiation of an extended termination (immunization) of the synthetic GIC contract.

The average market value yield of the contracts for 2006 and 2005 was 4.35% and 4.21%, respectively (calculated by taking the average of the monthly market value weighted yields of the investments). The average yield earned by the contracts that reflects the actual interest credited to participants for 2006 and 2005 was 4.20% and 4.00%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Plan Fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

5.	Tax Status

The Associated Free State of Puerto Rico, Property Department, has determined and informed the Company by a letter dated March 1, 1990, that the Plan constitutes as a qualified plan under Section 165(a) of the Puerto Rico Income Tax Act of 1954 as amended (the “ITA”), and the Plan and the related trust accounts are exempt from Puerto Rico income taxes under Section 165(a) and 165(e) of the ITA. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the Puerto Rico tax code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Notes to Financial Statements
6.	Related Party Transactions

Certain Plan investments are shares of institutional commingled funds managed by State Street Global Advisors, a division of State Street. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2006 the total market value of investments in the institutional commingled funds in the Plan managed by State Street was $10,174,818.

The Plan also invests in shares of the Company, which is managed by State Street Global Advisors. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2006 the market value of investments in the Johnson & Johnson Common Stock Fund managed by State Street was $115,544,717.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$160,461,074	$139,337,641
Amounts allocated to withdrawing participants	(49,852)	(31,240)
Adjustment of synthetic GIC values from contract value to fair value	$9,089	$15,953

Net assets available for benefits per the Form 5500	$160,420,311	$139,322,354

For the Year Ended
December 31, 2006
Benefits paid to participants per the financial statements	$17,184,699

Add: Amounts allocated to withdrawing participants at December 31, 2006	49,852

Less: Amounts allocated to withdrawing participants at December 31, 2005	(31,240)

Benefits paid to participants per the Form 5500	$17,203,311

Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2006 but not yet paid as of that date.
The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Retirement Savings Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par or Maturity Value	Cost	Value

Plan’s interest in the Trust	Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust	—	$159,906,146
The accompanying notes are an integral part of these financial statements.